

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 10, 2010

Raymond L. D'Arcy
Chief Executive Officer
Interactive Data Corporation
32 Crosby Drive
Bedford, Massachusetts 01730

> **Re: Interactive Data Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 1, 2010**
> **File No. 001-31555**

Dear Mr. D'Arcy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note we are currently reviewing your Form 10-K for the Fiscal Year Ended December 31, 2009. Please be advised that we are not in a position to clear your Preliminary Information Statement on Schedule 14C, filed on June 1, 2009, until we have completed our review of your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Adam F. Turk at (202) 551-3657 with any questions.

                                        Sincerely,

                                        Karen J. Garnett
                                        Assistant Director

cc: David A. Sirignano
        Morgan, Lewis & Bockius LLP
        Via Facsimile: (202) 739-3001